UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No. 001-31272

COMPASS BANCSHARES, INC. (Exact name of registrant as specified in its charter)

     15 South Street
Birmingham, AL 35233
(205) 297-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK (Title of each class of securities covered by this Form)

7.35% CAPITAL SECURITIES OF COMPASS TRUST III
(AND GUARANTEE OF COMPASS BANCSHARES, INC. WITH RESPECT THERETO)
(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Compass Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COMPASS BANCSHARES, INC.

September 7, 2007

By: /s/ Jerry W. Powell Name: Jerry W. Powell Title: General Counsel and Secretary